UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Endesa, S.A.

(Name of Issuer)

Ordinary Shares, nominal value € 1.20 each

(Title of Class of Securities)

00029274F1

(CUSIP Number)

MEDIOBANCA S.p.A.

Attn: Director, Office of Compliance

Piazzetta Enrico Cuccia, 1

20121 Milan, Italy

+39 06 6990184

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00029274F1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Mediobanca – Banca di Credito Finanziario S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization

Italy

Number of Shares Beneficially Owned by Each Reporting Persons With	7. Sole Voting Power Shares

373,159
8. Shared Voting Power

0
9. Sole Dispositive Power

373,159
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

373,159
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0.035%
14.	Type of Reporting Person.

BK

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 20, 2007, and Amendment No. 1 to such Schedule 13D, dated April 17, 2007 (together the “Statement on Schedule 13D”), filed by the Reporting Person, a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 1.20 par value per share, of Endesa S.A., a corporation organized under the laws of Spain. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

Items 4 and 5 of the Statement on Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

On June 1, 2007, in accordance with the terms of Share Swap 1 and Share Swap 2, Enel elected physical settlement of the Endesa Shares. As a result, on June 6, 2007, the Reporting Person delivered through an intermediary a total of 52,988,949 of the Endesa Shares to Enel. On June 1, 2007, Enel elected to terminate Share Swap 3 pursuant to an early termination clause in Share Swap 3. Enel elected physical settlement of the Endesa Shares pursuant to the terms of Share Swap 3. As a result, on June 6, 2007. the Reporting Person delivered through an intermediary a total of 31,500,000 of the Endesa Shares to Enel.

Item 5. Interest in Securities of the Issuer

As a result of the termination of the Share Swaps, the Reporting Person indirectly owns 373,159 shares of Endesa, which represent 0.035% of the outstanding Endesa Shares (based on 1,058,752,117 Endesa Shares outstanding as reported on the CNMV – Comisiòn Nacional del Mercado de Valores website as of June 7, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2007

By:	/s/ Stefano Vincenzi
Name:	Stefano Vincenzi
Title:	Director of Compliance

By:	/s/ Francesco Carloni
Name:	Francesco Carloni
Title:	Manager